UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 3rd Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

In México ASUR Lic. Adolfo Castro (5255) 52-84-04-08 acastro@asur.com.mx

Asur announces results of public secondary offering of Series B Class I shares

Mexico City, D.F., March 7, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today, March 7, 2005, announced the close of the public secondary offering of ASUR’s Series B Class I shares.

The result of this process will be the placement of 33,260,870 Series B Class I Shares for an amount of Ps. 1,114,239,145.00 at a price of Ps. 33.50 per share.

The estimated number of investors who will acquire the shares is 3,263.

This release is not an offer for sale of the securities in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. ASUR does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: March 8, 2005